[redacted]

13011798

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

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SANTELICES
XXII NOTARIA DE SANTIAGO

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarrainVial Securities US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 - 3rd Floor
(No. and Street)

Las Condes	Santiago	0177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff - FinOp 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.
(Name – *if individual, state last, first, middle name*)

Avenida Isidora Goyenechea 3520, piso 13	Las Condes	RM	Chile	7550071
(Address)	(City)	(State)		(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarrainVial Securities US LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Autorizo la firma de don **CLAUDIO PATRICIO LARRAIN KAPLAN, c.i. Nº 10.484.880-K.**- SANTIAGO,14 de febrero 2013.-
Mav.

GERMAN ROUSSEAU DEL RIO P.
Notario Suplente
XXII Notaría Santiago

Notary Public

Signature

CEO
Title

XXII NOTARIA DE SANTIAGO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

LARRAIN VIAL SECURITIES US LLC

CONTENTS

KPMG

KPMG Auditores Consultores Ltda.
Av. Isidora Goyenechea 3520, Piso 2
Las Condes, Santiago, Chile

Teléfono +56 (2) 2798 1000
Fax +56 (2) 2798 1001
www.kpmg.cl

Report of Independent Registered Public Accounting Firm

To the Members of
Larrain Vial Securities US LLC:

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Larrain Vial Securities US LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG Auditores Consultores Ltda.

Santiago, February 21, 2013

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
For the years ended December 31st, 2012

	US$
Assets	
Cash	3,189,065
Due from affiliate	54,640
Property and equipment (net)	138,556
Other assets	59,377
Total assets	3,441,638
Liabilities and Member's Equity	
Accrued expenses	53,340
Deferred rent	15,275
Total liabilities	68,615
Member's equity	3,373,023
Total liabilities and equity	3,441,638

LARRAIN VIAL SECURITIES US LLC

Notes to the Statement of Financial Condition
December 31st, 2012

(1) Organization

Larraín Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware in November 2th, 2009. In July 19th, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which involved a capital contribution of $1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1st, 2010.

The Company acts as an agent for non-US. Equity sales by its affiliate, Larraín Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB.

The Company is a subsidiary of Larraín Vial S.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

(2) Summary of significant accounting policies

(a) Use of estimates and basis of preparation

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

(b) Operating lease

The company leases office space under an operating lease that expires in December 2016. The first month of rent under this lease has been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under these leases:

Year ending December	Amount
2013	146,456
2014	150,628
2015	154,920
2016	159,336
Total	611,340

(2) Summary of significant accounting policies, continued

(c) Property, equipment and depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2012, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2012 is as follows:

	US$	Estimated useful lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	110,524	5 years
	169,101	
Less accumulated depreciation	(30,545)	
Total	138,556	

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2012.

(3) Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

(4) Off balance sheet risk and transactions with customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness. of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31st, 2012.

(5) Income taxes

The Company is subject to taxes at the federal, state and municipal level and has elected to file as a C-corporation under IRS form 8832. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimations where necessary. In the context of tax assets and liabilities, there must be a reasonable likelihood that the tax difference may be realized in future years.

For the Company, a tax asset can be calculated based on the Company's cumulative losses. However, a deferred tax asset should be recognized if and only if the management considered that there will be sufficient future taxable profit to utilize the tax loss. The firm does not expect to make enough profits to assign to these losses in future years, thus the complete value of the tax asset has been impaired: in the estimation of management, the likelihood that this tax loss can be utilized in the future is not likely.

(6) Net capital requirements and other regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of Aggregate Indebtedness. At December 31st, 2012, the Company had net capital of $3,120,450 which was $2,870,450 in excess of the amount required to be maintained.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

(7) Related party transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliates, Asesorias Larraín Limitada ("LVA") and LVCB, both companies are subsidiaries of LVSA. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. As of December 31, 2012, $24,830 is due from the affiliate for these services.

The Company signed a services agreement with LVSA, whereby the Company provides advisory services relating to fixed income securities transactions. As of December 31, 2012, $29,810 is due from the affiliate for these services.

(8) Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

(9) Subsequent events

The Company has evaluated subsequent events through February 21, 2013 the date these financial statements were available to be issued.

Supplemental Information

KPMG

KPMG Auditores Consultores Ltda.
Av. Isidora Goyenechea 3520, Piso 2
Las Condes, Santiago, Chile

Teléfono +56 (2) 2798 1000
Fax +56 (2) 2798 1001
www.kpmg.cl

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Members of
Larrain Vial Securities US LLC:

In planning and performing our audit of the financial statements of Larrain Vial Securities US LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

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subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Auditores Consultores Ltda.

Santiago, February 21, 2013

www.kpmg.cl

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